Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated August 30, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

MEDIVATION, INC.

a Delaware corporation

at

$81.50 NET PER SHARE

Pursuant to the Offer to Purchase

Dated August 30, 2016

by

MONTREAL, INC.

a wholly-owned subsidiary of

PFIZER INC.

Montreal, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Medivation, Inc., a Delaware corporation (“Medivation”), at a price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON TUESDAY, SEPTEMBER 27, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 20, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Pfizer, Purchaser and Medivation. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Medivation (the “Merger”), with Medivation continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Pfizer. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), no Medivation stockholder vote will be required to consummate the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than treasury Shares held by Medivation and any Shares owned by Pfizer, Purchaser or any person who is entitled to and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive $81.50 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Medivation will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below), (iii) the Governmental Authority Condition (as described below) and (b) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, one minute after 11:59 p.m., Eastern Time, on Tuesday, September 27, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Restricted Shares and Shares deemed issued pursuant to Medivation’s 2013 Employee Stock Purchase Plan plus (y) the aggregate number of Shares issuable to holders of Stock Options from which Medivation has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options). The “Regulatory Condition” requires that any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, applicable to the Offer has expired or been terminated. The “Governmental Authority Condition” requires that there has not been issued and remaining in effect by any court of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and that no action has been taken, and no legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Board of Directors of Medivation, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Pfizer and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Pfizer and Purchaser to terminate the Merger Agreement pursuant to its terms, (i) Purchaser will, and Pfizer will cause Purchaser to, extend the Offer from time to time for any period required by any applicable law or the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the staff thereof or the NASDAQ Stock Market LLC applicable to the Offer; and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or

Pfizer, Purchaser will, and Pfizer will cause Purchaser to extend the Offer on one or more occasions for an additional period of up to ten business days per extension to permit such Offer Condition to be satisfied. Purchaser will not (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 8 therein and (y) the first business day immediately following December 31, 2016 or March 31, 2017 if as of December 31, 2016, the Regulatory Condition has not been met but all of the Offer Conditions have been satisfied or waived; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Medivation. Except as otherwise permitted in pursuant to the Merger Agreement, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Medivation.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of Medivation, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, change or waive the Minimum Condition, Regulatory Condition, Governmental Authority Condition or Termination Condition, (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted in the Merger Agreement, (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (viii) otherwise modify or amend any of the other terms of the Offer in a manner that adversely affects, or reasonably could be expected to adversely affect, any holder of Shares.

The parties to the Merger Agreement have agreed that subject to certain conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser will accept for payment and pay for, promptly after (and in any event no later than the first business day after) the Expiration Date, all Shares validly tendered and not validly withdrawn prior to the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Pfizer or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, you may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and may also be withdrawn at any time after October 29, 2016, which is the 60th day after the date of the commencement of the Offer, unless theretofore accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Certificates are registered if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Pfizer, Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Medivation has provided Purchaser with Medivation’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Medivation’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Morrow Sodali (which we refer to as the “Information Agent”) at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Pfizer will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is: 470 West Avenue Stamford, CT 06902 Banks and Brokerage Firms Call: (203) 658-9400 Shareholders Call Toll Free: (800) 662-5200 E-mail: tenderinfo@morrowco.com

August 30, 2016